Exhibit 8

List of Subsidiaries of Partner Communications Company Ltd.

Name of subsidiary	Place of Incorporation	Ownership rights

Partner Future Communications 2000 Ltd.	Israel	100%

Partner Land-Line Communications Solutions, LLP	Israel	100%

Partner Business Communications Solutions, LLP	Israel	100%